UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

20 North Audley Street

London, W1K 6LX

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

On December 14, 2023, Virax Biolabs Group Limited issued a press release announcing the annual general meetings of the shareholders held on Wednesday, December 6, 2023, at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH, approved the proposed 1-for-10 share consolidation of its ordinary shares of US$0.0001 par value each (the "Share Consolidation").

Beginning with the opening of trading on December 18, 2023, the Company's ordinary shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol "VRAX", but under a new CUSIP number of G9495L125. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation, every ten issued and outstanding ordinary shares of a par value of US$0.0001 each will automatically be consolidated into one issued and outstanding ordinary share of a par value of US$0.001 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder's percentage interest in the Company's outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company's board of directors on November 3, 2023, and its shareholders on December 6, 2023. The Company has filed a third Amended and Restated Memorandum and Articles of Association with the Cayman Islands Registrar of Companies.

A copy of the press release dated December 14, 2023 is included as Exhibit 99.1 to this report.

Exhibits

Exhibit No	Description

99.1	Press Release dated December 14 , 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	September 12, 2023	By:	/s/ James Foster
James Foster, Chief Executive Officer